Exhibit 99.4
EXHIBIT B
TERMS OF PREFERRED SHARES

Issue:	The Series A Redeemable Convertible Preferred Shares, par value US$0.01 per share, in the share capital of the Company (the “Preferred Shares”);

Authorized Share Capital	The authorized share capital of the Company shall consist of US$50,000.00 divided into 4,000,000 Ordinary Shares of US$0.01 each and 1,000,000 Preferred Shares

Subscription Price:	US$115 per Preferred Share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Shares (the “Subscription Price”);

Dividends	The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Articles and the Shareholders Agreement) the holders of the Preferred Shares then outstanding shall first or simultaneously receive, a dividend on each outstanding Preferred Share in an amount such holder would have received as if that Preferred Share had been converted into an Ordinary Share at the time such dividend is declared;

Liquidation Event	Any of the following shall constitute a “Liquidation Event”:
(a)	any liquidation, dissolution, winding up of the Company, whether voluntary or not, or

(b)	any Change of Control (as such term is defined under the heading “Redemption Event”).

Liquidation Preference	In the event of any Liquidation Event, distributions to the members of the Company shall be made in the following manner:
(a)	the holders of Preferred Shares (“Preferred Shareholders”) shall be entitled to be paid out of the assets of the Company available for distribution to its members before any payment shall be made to the holders of Ordinary Shares by reason of their ownership thereof, an amount per share equal to the aggregate amount of (a) the Subscription Price, (b) a premium which would give the holder of such Preferred Shares an internal rate of return of twenty two per cent. (22%) per annum in respect of the Subscription Price from the Completion Date up to and including the date of the distribution, and (c) all declared but unpaid dividends and distributions on such Preferred Share up to and including the of commencement of the Liquidation Event;

(b)	if the assets and funds available to be distributed among holders of all Preferred Shares shall be insufficient to permit the payment to all such holders of Preferred Shares of the full amounts required to be paid under subparagraph (a), then the entire assets and funds of the Company legally available for distribution to such holders of Preferred Shares shall be distributed rateably among the holders of Preferred Shares in proportion to the amount owed to each such holder under subparagraph (a) for the Preferred Shares owned by such holder; and

(c)	if after the payment to the holders of Preferred Shares of the full amounts required to be paid under subparagraph (a), there are remaining assets or funds of the Company legally available for distribution to its members, such remaining assets or funds of the Company shall be distributed among the members pro rata based on the number of shares held by each such member, treating for this purpose all such shares of the Company as if they had been converted to Ordinary Shares pursuant to the terms of the Memorandum and Articles immediately prior to such Liquidation Event, provided that the holders of Preferred Shares shall be deemed to have received the amounts required to be paid under subparagraph (a) and such amount shall be deducted from the amount payable to the holders of Preferred Shares (if greater than the amounts required to be paid under subparagraph (a). The aggregate amount which a holder of a Preferred Share is entitled to receive in respect of such Preferred Share is hereinafter referred to as the “Liquidation Amount.”

The liquidation preference does not limit the right of the holders of Preferred Shares to convert their Preferred Shares into Ordinary Shares prior to or in connection with any Liquidation Event.

Certain Payment Procedures Upon a Liquidation Event	In the event that a Liquidation Event does not effect a dissolution of the Company within thirty (30) days after such Liquidation Event, then (i) the Company shall send a written notice to Preferred Shareholder no later than the 30th day after the Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such Preferred Shares, and (ii) if the holders of at least a majority of the then outstanding Preferred Shares so request in a written instrument delivered to the Company not later than ninety (60) days after such Liquidation Event, the Company shall use the consideration received by the Company (or Group Company, as the case may be) for such Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its stockholders (the “Available Proceeds”), to the extent legally available therefor, on the 90th day after such Liquidation Event, to redeem all outstanding Preferred Shares at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding Preferred Shares, the Company shall redeem a pro rata portion of each holder’s Preferred Shares to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefore. Prior to the distribution or redemption provided for in this subsection, the Company shall not expend or dissipate the consideration received for such Liquidation Event, except to discharge expenses incurred in connection with such Liquidation Event.

In any Liquidation Event, if the consideration received by the Company, its Shareholders, or any other Group Company is other than cash or partly in cash, the value of securities and property paid or distributed to the members in connection with a Liquidation Event shall be computed at fair market value at the time of payment to the Company or at the time made available to them.

Redemption	The Preferred Shares may be redeemed in cash at the option of the holder thereof at any time where there has occurred a Redemption Event, upon written demand from the holder of any Preferred Share to the Company by hand or letter mail or courier service to the Company’s principal executive offices (the “Redemption Notice”).

The price for each Preferred Share (“Redemption Price”) shall be equal to the aggregate amount of (a) the Subscription Price, (b) a premium which would give the holder of such Preferred Shares an internal rate of return of twenty two per cent. (22%) per annum in respect of the Subscription Price from the Completion Date up to and including the date of such shares are actually redeemed, and (c) all declared but unpaid dividends and distributions on such Preferred Share up to and including the date of redemption.

Upon receipt of a Redemption Notice, the Company pay to such holder (a “Redeeming Preferred Shareholder”) of Preferred Shares for which a Redemption Notice has been timely submitted, in respect of such, an amount equal to the product of (i) the Redemption Price and (ii) the number of Preferred Shares held by such Redeeming Preferred Shareholder and specified in the applicable Redemption Notice Redeeming Preferred Shares, with such amounts to be promptly paid by the Company on the date determined by the Board but in no event later than ten (10) Business Days following the date of the Redemption Notice (the “Redemption Payment Date”).

If the funds of the Company legally available for redemption of Preferred Shares on the Redemption Payment Date are insufficient to redeem the total number of Preferred Shares to be redeemed on such date, those funds which are legally available will be used to redeem the maximum possible number of Preferred Shares to be redeemed, ratably among the holders of such Preferred Shares. Preferred Shares not redeemed for lack of funds shall remain “outstanding” for all purposes under the Articles and entitled to all of its rights, and any portion of the aggregate Redemption Price not paid by the Company in respect of such Preferred Share on the Redemption Payment Date shall continue to be owed to the holder thereof and shall accrue interest at a rate of 8% per annum from the Redemption Payment Date. At any time thereafter when additional funds of the Company are legally available for the redemption of such Preferred Shares, such funds will immediately be used to redeem the balance of the Redemption Price (determined up to the date of actual redemption) payable for such Preferred Shares (including interest accrued thereon) which the Company has become obligated to redeem but which have yet to be redeemed, ratably among the holders of such Preferred Shares.

Redemption Event	Any of the following shall constitute a “Redemption Event”:
(a)	the Company has not completed a Qualified IPO on or before the third (3rd) anniversary of the Completion Date;

(b)	if any of the Company, the Key Shareholder or LJ International materially breaches any of the Transaction Documents;

(c)	upon any Change in Control; or

(d)	if any Group Company materially breaches any of its agreements with any third party, which in the reasonable opinion of the Preferred Shareholders, has had or would reasonably be expected to have a material adverse effect on the Group.

A “Change of Control” shall be deemed to occur in the event that:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, whether by merger, consolidation, reorganization, scheme of arrangement, recapitalization, share exchange, share purchase, tender offer, business combination or similar transaction or series of related transactions or in any other manner, of more than
(i)	50% of the total voting power in the aggregate of all classes of the Shares then outstanding (other than the Key Shareholder); or

(ii)	20% of the total voting power in the aggregate of all classes of the Equity Securities then outstanding of LJ International or the Key Shareholder (other than, in the case of LJ International, Yu Chuan (Lorenzo) YIH so long as he owns such voting power in his individual capacity and is not acquiring or holding voting power together with a “group,” and, in the case of the Key Shareholder, LJ International);

(b) a sale, transfer or other disposition in a single transaction or series of related transactions of all or substantially all of the assets of the Group on a consolidated basis.

The Company shall notify promptly the holders of Preferred Shares in writing immediately upon becoming aware of any Redemption Event or any matter, event or circumstance (including any omission to act) which may give rise to a Redemption Event.

Mechanics of Conversion	Each Preferred Share shall convert into the number of Ordinary Shares calculated as follows:

A = B/C

where:

A is the number of Ordinary Shares converted from each Preferred Share;

B is the Subscription Price per Preferred Share; and

C is the “Conversion Price” effective on the relevant conversion date.

The Conversion Price initially is the Subscription Price per Preferred Share, and shall be subject to adjustment as further described below. The Ordinary Shares issued upon conversion of the Preferred Shares shall be fully paid and shall rank pari passu in all respects with Ordinary Shares in issue on the relevant conversion date. The Company will pay any and all taxes that may be payable in respect of the issue or delivery of Ordinary Shares on conversion of any Preferred Shares. The issuance or delivery of certificates for Ordinary Shares upon the conversion of any Preferred Shares shall be made without charge to the converting Preferred Shareholder.

Voluntary Conversion	Any Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such Preferred Share, without the payment of any additional consideration, into fully-paid and non assessable Ordinary Shares.

Automatic Conversion upon a Qualified IPO	All outstanding Preferred Shares shall be automatically converted (without further notice) into fully paid Ordinary Shares immediately upon a Qualified IPO. Unless otherwise designated in writing by the holder of such Preferred Shares, if the conversion is in connection with a Qualified IPO, the conversion will be conditioned upon the closing with the underwriter of the sale of securities pursuant to such Qualified IPO and the person(s) entitled to receive the Ordinary Shares issuable upon such conversion of the Preferred Shares shall not be deemed to have converted such Preferred Shares until immediately prior to the closing of such sale of securities.

No Fractional Shares	No fractional Ordinary Shares will be issued upon conversion of the Preferred Shares. All Ordinary Shares (including any fractions thereof) issuable upon conversion of more than one Preferred Share by a holder thereof shall be aggregated for purposes of determining whether the issuance would result in issuance of any fractional share. In lieu of any fractional share of the Company to which the holder thereof would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price, unless the payment would amount to less than US$10.00 in aggregate payable to any single converting holder of Preferred Share, in which case such amount will not be distributed but shall be retained for the benefit of the Company.

Adjustments to Conversion Price:	The Conversion Price shall from time to time be adjusted in accordance with subparagraphs (a) to (f) below.

(a) Upon Subdivisions, Combinations or Consolidation of Common Stock	In the event the outstanding Ordinary Shares shall be increased by share split, subdivision, or other similar transaction into a greater number of Ordinary Shares, the Conversion Price then in effect shall, concurrently with the effectiveness of such event, be proportionately decreased. In the event the outstanding Ordinary Shares shall be decreased by a reverse share split, combination, consolidation, or other similar transaction into a smaller number of Ordinary Shares, the Conversion Price then in effect shall, concurrently with the effectiveness of such event, be proportionately increased.

(b) Upon Reclassification, Exchange and Substitution	If, upon capital reorganization, reclassification, merger, combination of shares, recapitalization, consolidation, business combination or other similar transaction (other than a subdivision or combination of shares provided for above) (each a, “Reclassification”), the Ordinary Shares are changed into the same or a different number of shares of any other class or classes or into any other securities or property, then the Preferred Shares shall be convertible into the same number of shares or other securities or property it would have been converted into had the Preferred Shares been converted at the time of any such Reclassification.

(c) Upon Issuance of Additional Shares at less than the Conversion Price	Except in the case of an issuance of Excluded Securities, if and whenever the Company shall issue any Shares at any time after the Completion Date for an effective consideration per Ordinary Share less than the Conversion Price then in effect, then and in each such event, the Conversion Price then in effect shall be reduced, concurrently with such issue, to the effective price per Ordinary Share received by the Company pursuant to the issue of such Shares.

No adjustment or readjustment in the Conversion Price otherwise required by this subparagraph shall affect any Ordinary Shares issued upon conversion of any applicable Preferred Share prior to such adjustment.

If Convertible Securities are issued, the Conversion Price is calculated on a fully diluted basis assuming the exercise of the maximum number of Ordinary Shares issuable upon the exercise of such Convertible Securities. “Excluded Securities” shall cover customary exceptions, including (a) Ordinary Shares issued or issuable at any time upon conversion of any Preferred Share; (b) Shares issued or issuable at anytime pursuant to any Share Incentive Plan of the Company approved in accordance with the Shareholders Agreement; (c) Shares issued or issuable pursuant to a share split, share dividend, combination, recapitalization or other similar transaction of the Company for which an appropriate adjustment on the Preferred Share is made; (d) Ordinary Shares issued or issuable pursuant to an offer for subscription made by the Company upon a Qualified IPO; (e) Ordinary Shares issued pursuant to the exercise of the Existing Warrants or Investor Warrants; and (f) Shares issued in connection with a bona fide arm’s-length acquisition of any entity or business by the Company pursuant to the terms approved in accordance with the Shareholders Agreement.

(d) Adjustment for Ordinary Share Dividends and Distributions.	If the Company makes (or fixes a record date for the determination of holders of Ordinary Shares entitled to receive) a dividend or other distribution to the holders of Ordinary Shares payable in additional Ordinary Shares, the Conversion Price then in effect shall be decreased as of the time of such issuance (or in the event such record date is fixed, as of the close of business on such record date) by multiplying such conversion price by a fraction (i) the numerator of which is the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and (ii) the denominator of which is the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution.

(e) Adjustments for Other Dividends	If the Company at any time, or from time to time, makes (or fixes a record date for the determination of holders of Ordinary Shares entitled to receive) a dividend or other distribution to the holders of Ordinary Shares payable in securities of the Company other than Ordinary Shares or any other asset or property (other than cash), then, and in each such event, provision shall be made so that, upon conversion of any Preferred Share thereafter, the holder thereof shall receive, in addition to the number of Ordinary Shares issuable thereon, the amount of securities of the Company or other asset or property which the holder of such share would have received in connection with such event had the Preferred Shares been converted into Ordinary Shares immediately prior to such event, all subject to further adjustment as provided herein.

(f) Other Dilutive Issuances	If any other event occurs resulting in the same dilutive effect as contemplated by the specific events described above, the Board has the right to make an appropriate adjustment in the Conversion Price so as to protect the rights of the holders of the Preferred Shares.

Notice of change of Conversion Price	The Company shall give notice in writing to each Preferred Shareholder of any change in the Conversion Price. Any such notice relating to a change in the Conversion Price shall set forth the event giving rise to the adjustment, the Conversion Price prior to such adjustment, the adjusted Conversion Price and the effective date of such adjustment.

Reservation of Ordinary Shares	The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares. If at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares to such number of Shares as shall be sufficient for such purpose.

Voting	Each Preferred Shareholder shall be entitled to vote, in person or by proxy, at general meetings of the Company or to provide its consent in any written resolution of members in lieu of a meeting, on all matters entitled to be voted on or resolved by holders of Ordinary Shares of the Company. With respect to any such vote, each Preferred Share shall entitle the holder thereof to cast such number of votes as is equal to the number of votes that such holder would be entitled to cast had all of such holder’s Preferred Shares been converted into Ordinary Shares pursuant to these Articles on the record date for determining the members of the Company eligible to vote on any such matters. Except as provided by law or by the other provisions of these Articles, holders of Preferred Shares shall vote together with the holders of Ordinary Shares as a single class.

Transferability of Preferred Shares	The Preferred Shares, whether fully or partly paid up, shall at all times be fully transferable and subject to compliance with the Articles, the Board shall not refuse to register any transfer of Preferred Shares.

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